SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                 AMENDMENT NO. 1


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             Infowave Software, Inc.
                             -----------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    456925106
                                    ---------
                                 (CUSIP Number)

                                September 8, 2004
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 456925106                                           Page 2 of 6 Pages
-------------------------------------------------------------------------------
1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Deloitte Consulting LLP
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER

       NUMBER                          24,568,280
       OF                      -------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                    -------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            24,568,280
                               -------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,568,280
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.49%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

Schedule 13G
------------

Item 1(a).  Name of Issuer:

Infowave Software, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

200 - 4664 Lougheed Hwy.
Burnaby, British Columbia
Canada, V5C 5T5

Item 2(a).  Name of Persons Filing:

Deloitte Consulting LLP

Item 2(b).  Address of Principal Business Office or, if None, Residence:

1633 Broadway
New York, New York 10019

Item 2(c).  Citizenship or Place of Organization:

Delaware, U.S.A.

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

456925106

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned:  24,568,280(1)

            (b)         Percent of class:  10.49%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              24,568,280

                        (ii)  Shared power to vote or to direct the vote:  0

                        (iii) Sole power to dispose or to direct the disposition
                              of: 24,568,280

                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Deloitte Consulting LLP has management control of Deloitte Consulting (Holding
Sub) LLC. Deloitte Consulting (Holding Sub) LLC is the managing general partner of Deloitte Consulting L.P., which acquired the securities to which this report relates.


-----------------------
(1) On January 7, 2004, Deloitte Consulting L.P. entered into a stock purchase agreement (the "Agreement") among Infowave Software, Inc. ("Infowave"), Telispark, Inc. ("Telispark"), and the other stockholders of Telispark, pursuant to which it immediately received 31,641,848 shares of common stock of Infowave. On April 2, 2004, pursuant to the terms of the Agreement, Deloitte Consulting L.P. received an additional 5,426,432 shares of common stock of Infowave (representing less than 5% of the then outstanding shares of common stock of Infowave) which increased its holdings to 37,068,280 shares, which amounted to less than 19.9 % of the then outstanding shares. On September 8, 2004, Deloitte Consulting L.P. entered into a stock purchase agreement with Gerald L. Trooien, pursuant to which it sold 12,500,000 shares of common stock of Infowave.

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Deloitte Consulting LLP

                                       By: /s/ Thomas Friedman
                                          ------------------------------
                                          Name:  Thomas Friedman
                                          Title: Principal


Dated as of September 9, 2004